Eneti Inc. Announces a Commitment for a Five-Year $175 million Multicurrency Senior Secured Green Term Loan and Revolving Credit Facility and Announces the Repayment of $105.3 million of Existing Debt
MONACO, February 15, 2022 (GLOBE NEWSWIRE) -- Eneti Inc. (NYSE:NETI) (the “Company”) announced today that it has received commitments from DNB Capital LLC, Societe Generale, Citibank N.A., Credit Agricole Corporate and Investment Bank and Credit Industriel et Commercial for a five-year credit facility of $175 million (the “Credit Facility”).
The Credit Facility, which was over-subscribed, bears interest at the applicable benchmark plus 3.05%-3.15%, and may be partially drawn in Euros.  It is subject to customary conditions precedent and the execution of definitive documentation and is expected to close within the second quarter of 2022.
Additionally, the Company repaid (i) in December 2021, $17.7 million of redeemable notes due March 2022, and (ii) in February 2022, $87.65 million of 8% subordinated debt due September 2022. These two repayments of debt amount to $105.3 million in aggregate.
About Eneti Inc.
Eneti Inc. is focused on the offshore wind and marine-based renewable energy industry and has invested in the next generation of wind turbine installation vessels. Additional information about the Company is available on the Company’s website www.eneti-inc.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and asset values, changes in demand for Wind Turbine Installation Vessel (“WTIV”) capacity, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for WTIVs and the installation of offshore windfarms thereof, changes in our operating expenses, including fuel costs, drydocking and insurance costs, the market for our WTIVs, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.
Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact Information:

Eneti Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: Investor.Relations@Eneti-inc.com
https://www.eneti-inc.com